The transactions pursuant to the joint share transfer described in this press release involve securities of a Japanese company. The joint share transfer is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the joint share transfer, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

December 10, 2021

To Whom It May Concern:

Company Name:	The Aichi Bank, Ltd.
Representative Name:	Yukinori Ito, President
(Code: 8527, First Sections of the Tokyo Stock Exchange and Nagoya Stock Exchange)

Company Name:	The Chukyo Bank, Ltd.
Representative Name:	Hideo Kobayashi, President
(Code: 8530, First Sections of the Tokyo Stock Exchange and Nagoya Stock Exchange)

Notice Regarding Basic Agreement on Business Integration between

The Aichi Bank, Ltd. and The Chukyo Bank, Ltd.

The Aichi Bank, Ltd. (President: Yukinori Ito; “Aichi Bank”) and The Chukyo Bank, Ltd. (President: Hideo Kobayashi; “Chukyo Bank”; and Aichi Bank and Chukyo Bank collectively, the “Banks”) hereby notify as follows regarding the execution of the basic agreement (the “Basic Agreement”) today regarding the business integration under the basic policy to establish a holding company by way of a joint share transfer and a subsequent merger of the Banks under the holding company (the “Business Integration”) following their agreement on proceeding with discussions and consideration of the Business Integration based on resolutions adopted at their respective board of directors’ meetings held today.

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1.	Background to the Business Integration

Aichi Bank and Chukyo Bank, as local financial institutions with their main branches located in Aichi Prefecture, which is a center for a variety of industries, have fulfilled their social missions and built solid operation bases with the support from local residents.

With recent changes in industrial structures and social environments nationwide such as environmental problems and the post-COVID-19 environment, in the Aichi Prefecture and the surrounding Tokai area in which the Banks operate (the “Region”), customer needs are becoming more sophisticated and diversified as the management issues of business customers and the lifestyles of individual customers change and the Banks believe they are at a turning point in terms of expanding their business opportunities with increased missions and roles as local financial institutions. While the market is becoming increasingly competitive with new entrants in the financial area from different industries such as fintech companies, the Banks are required to develop new financial businesses that can be the primary source of revenue, not just as competitors of those new entrants, but by establishing business alliances that utilize their respective technologies and operating bases and by effectively taking advantage of deregulation under the Banking Act, thereby building a sustainable profit base and contributing to the local community as local financial institutions.

Being aware of such management environment and issues and continuing to respond to the expectations of local residents while the competition with other financial institutions including those in adjacent prefectures intensifies in the fertile market of the Region, which is expected to expand, the Banks decided that the best option to contribute to the development of their stakeholders is to utilize the management resources and strengths of the Banks that have built their operation bases in the Region over many years, achieve business integration between urban financial institutions, enhance their competitive edge by displaying an outstanding presence, and continue providing advanced financial services. The Banks therefore resolved to proceed with discussions and deliberations on their business integration based on mutual trust and the spirit of equal footing.

2.	Principle and Purpose of the Business Integration

The Banks will endeavor to realize the following objectives for the future to enhance their corporate value and respond to the expectations of their stakeholders by aiming to respond to the changing business environment through enhancement of their stable operation base and increase of profitability by taking advantage of the fact that the Business Integration will allow them to increase their market share and to inject additional resources, and also to build a sustainable business model.

(1)	Contribute to the development of the local economy

By taking advantage of their respective strengths, the Banks will contribute to the realization of a sustainable local community in a proactive and sustainable manner through the provision of the highest standard of financial services as a financial group with a presence in the Region.

(2)	Respond to increasingly sophisticated and diversified customer needs

By utilizing each other’s personnel, information, and knowhow and maximizing the synergy effect of the Business Integration, the Banks will build a consulting solution-oriented business model to a level that cannot be achieved independently and make every effort to respond to the increasingly sophisticated and diversified needs of their customers.

(3)	Establish a corporate atmosphere where personnel are highly motivated to take on new challenges

By promoting prompt harmonization among the officers and employees of the Banks and providing opportunities for those personnel to participate even more actively, the Banks will motivate employees and build a vibrant corporate climate where personnel are motivated to take on new challenges.

(4)	Optimally invest managerial resources

By promoting efficiency and rationalization through optimal investment of their management resources, the Banks will build a solid operation base that will be popular with customers and trusted by the local community more than ever.

(5)	Realize maximum integration effect

The Banks will promote mutual exchanges of personnel, reorganization of stores, system integration, reorganization of affiliate companies, and standardization of operations to maximize the synergy effects.

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3.	Synergy Expected as a Result of the Business Integration

To realize an integration effect promptly after the integration, the Banks will collaborate with each other and consider specific measures based on the following synergy effects to draw a dynamic growth curve as a financial group with a presence in the Region.

(1)	Establishment of a consulting solution-oriented business model

In the Region, where further growth is expected, the Banks will integrate their good relationship with customers, knowhow and networks, strengthen their consulting functions, work towards the joint development of new products and services, and enhance their solutions, thereby establishing a business model to make a concerted effort as a group to continue to respond to the increasingly sophisticated and diversified needs of their customers.

For business customers, the Banks will utilize their relationships with those customers and support those customers through business feasibility assessments and other dialogues, and provide advanced solutions by making proposals on matters such as business matching, business succession, and M&As.

For individual customers, the Banks will enhance non-face-to-face channels and make proposals, tailored to each customer’s life stage, based on their knowhow on matters such as long-term asset building by housing loans, asset management, and savings for retirement to deal with lifestyle changes due to increased convenience, the declining birthrate and aging population.

For local residents, the Banks will take advantage of their networks to provide useful and timely information and cooperate in efforts to achieve SDGs in the local community, thereby contributing to the realization of a sustainable society.

(2)	Development of diverse human resources

The Bank will allocate personnel based on the principle of fair and equitable treatment and placing the right people in the right jobs regardless of which bank that person is from, promptly promote personnel exchanges by, for example, mutually dispatching people to their areas of strength, establish an optimal and efficient system for the personnel system and compensation system, create a new corporate atmosphere with a diverse range of people by combining their knowledge and developing highly specialized personnel, thereby contributing to the development of the region.

(3)	Improvement of management efficiency

The Banks will work to improve operational efficiency that can only be achieved through the business integration between financial institutions located in the urban area, such as the optimization of stores and sales offices with overlapping headquarters, organizations and functions and subsidiaries with overlapping lines of business, the standardization of systems and administrative procedures, and the digitalization of operations, and focus personnel and other management resources obtained as a result of those efforts on growth areas to improve the convenience for customers, enhance advanced solutions, and strengthen consulting functions.

4.	Method of Integration
(1)	Method

The Banks will proceed with discussions and deliberations on the establishment through a joint share transfer (the “Share Transfer”) of a bank holding company that is to be the sole parent company of the Banks (the “Holding Company) (i.e., effecting the Share Transfer) targeted for October 3, 2022 based on the assumption that the Banks will obtain approval of their respective general meetings of shareholders and obtain the necessary authorizations, etc. from the relevant authorities for the Business Integration.

With the aim of optimizing the integration effect, the Banks are also proceeding with discussions and deliberations on the basic policy that the Banks will merge around two years after the effective date of the Share Transfer and that their core systems will in principle be integrated into Aichi Bank’s core system.

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(2)	Policy on Listing of the Holding Company

As the Tokyo Stock Exchange (the “TSE”) and the Nagoya Stock Exchange (the “NSE”) will reorganize the current market segments into new market segments on or after April 4, 2022, the Banks have already selected and applied for listing on the Prime Market of the TSE under the TSE’s new market segments, and will be transferred to the Premier Market of the NSE under the NSE’s new market segments. Due to such reorganizations, the Holding Company plans to apply for its shares of common stock to be listed on the Prime Market and the Premier Market based on the new market segments under the TSE and NSE, respectively. Besides, the Banks will become a wholly-owned subsidiary of the Holding Company through the Share Transfer, and it is therefore expected that their shares will be delisted from the TSE and the NSE before the effective date of the Share Transfer.

5.	Share Transfer Ratio

The share transfer ratio in the Share Transfer (the “Share Transfer Ratio”) will be agreed on in the definitive agreement regarding the Business Integration (the “Definitive Agreement”) through good faith discussions between the Banks taking into account not only the market price of the shares of the Banks but also various other factors such as the results of future due diligence and the results of the share transfer ratio valuation by third-party valuation agents to be appointed by each of the Banks.

6.	Trade Name, Organization and Officers, and Location of Main Branch and Head Office of the Holding Company
(1)	Trade name of the Holding Company

To be agreed on in the Definitive Agreement after consultation between the Banks.

(2)	Organization and officers of the Holding Company
(i)	Organization: The Holding Company will be a company with an audit and supervisory committee.
(ii)	Representative director: Aichi Bank’s president is to be appointed as president and representative director, and Chukyo Bank’s president is to be appointed as vice president and representative director.
(iii)	Structure of other officers: The structure of officers other than the representative directors will be discussed and agreed on by the Banks in the Definitive Agreement.

Note: The above matters are the plan at this point in time, but they might change following future discussions between the Banks.

(3)	Location of the main branch and the head office

The location of the main branch and the head office of the Holding Company will be 3-14-12 Sakae, Naka-ku, Nagoya, Aichi.

Note: The above matters are the plan at this point in time, but they may change following future discussions between the Banks.

7.	Acquisition of Treasury Shares by Chukyo Bank

The Banks have executed a memorandum of understanding dated as of the date of this Notice with MUFG Bank, Ltd. (President & CEO: Junichi Hanzawa) (“MUFG Bank”) to mutually confirm that, inter alia, (i) MUFG Bank will provide reasonable cooperation necessary for the implementation of the Business Integration as a shareholder of Chukyo Bank, (ii) MUFG Bank and the Banks will maintain a good cooperative relationship with the Holding Company even after the Business Integration, and (iii) Chukyo Bank intends to acquire all of its shares held by MUFG Bank on or before the day preceding the effective date of the Business Integration (“Acquisition of Treasury Shares”). Further, the Banks and MUFG Bank will continue to discuss and deliberate on the method, conditions and other details of the Acquisition of Treasury Shares (Chukyo Bank plans on establishing a special committee independent from its board of directors with respect to discussions and deliberations on the method, conditions, and other details of the Acquisition of Treasury Shares), which will be agreed upon between the Banks and MUFG by the execution of the Definitive Agreement.

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8.	Establishment of the Integration Planning Committee

The Banks will establish an Integration Planning Committee with their respective directors and presidents as co-chairpersons focused on discussions regarding the Business Integration in order to ensure the Business Integration is conducted in a smooth manner.

9.	Schedule
December 10, 2021 (today)	Execution of the Basic Agreement
May 2022 (scheduled)	Execution of the Definitive Agreement Resolution at board of directors’ meetings regarding the Share Acquisition of Treasury Shares (scheduled) Preparation of joint share transfer plan
June 2022 (scheduled)	Ordinary shareholders meetings of the Banks (resolutions for approval of the joint share transfer plan)
September 29, 2022 (scheduled)	Delisting of the Banks
By September 30, 2022 (scheduled)	Completion of Acquisition of Treasury Shares
October 3, 2022 (scheduled)	Establishment of the Holding Company (effective date of the Share Transfer) and listing of the Holding Company’s shares of common stock

Note: The above matters are scheduled at this point in time, but they are subject to change following future discussions between the Banks. Obtaining authorizations under the Banking Act and filing with the Fair Trade Commission, etc. is required to effect the Business Integration. If the schedule of the Business Integration is delayed in relation to those procedures, the Banks will promptly announce that delay.

10.	Outline of the Banks

(1)	Company outline (as of September 30, 2021)

Trade name	The Aichi Bank, Ltd.	The Chukyo Bank, Ltd.
Location of the main branch	3-14-12 Sakae, Naka-ku, Nagoya	3-33-13 Sakae, Naka-ku, Nagoya
Representative	Yukinori Ito, President	Hideo Kobayashi, President
Business description	Banking business	Banking business
Stated capital	18 billion yen	31.8 billion yen
Date of incorporation	May 15, 1944	February 10, 1943
Total number of issued shares	Common stock: 10,943,240 shares	Common stock: 21,780,058 shares
Fiscal year end	March 31	March 31
Total assets (consolidated)	4,087.4 billion yen	2,352.1 billion yen
Net assets (consolidated)	254.7 billion yen	111.8 billion yen
Balance of deposits (non-consolidated)	3,363.6 billion yen	1,908.7 billion yen
Outstanding balance of loans (non-consolidated)	2,654.1 billion yen	1,520.6 billion yen
No. of employees (consolidated)	1,527	1,110

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No. of branches (including sub-branches)	106		87
Major shareholders and shareholding ratio	The Master Trust Bank of Japan, Ltd. (Trust Account)	8.91%	MUFG Bank, Ltd.	39.19%
	Custody Bank of Japan, Ltd. (Trust Account)	4.09%	Misono Service Co., Ltd.	9.69%
	The Aichi Bank Employee Shareholding Association	3.15%	Custody Bank of Japan, Ltd. (Trust Account 4)	4.55%
	NGK Insulators, Ltd.	2.25%	The Master Trust Bank of Japan, Ltd. (Trust Account)	4.05%
	TOHO GAS Co., Ltd.	2.20%	Custody Bank of Japan, Ltd. (Trust Account)	3.02%
	Nippon Life Insurance Company	2.17%	KT Capital Corporation	2.80%
	Custody Bank of Japan, Ltd. (Trust Account 4)	2.08%	The Chukyo Bank Employee Shareholding Association	2.19%
	Meiji Yasuda Life Insurance Company	1.91%	Daido Life Insurance Company (Standing proxy: Custody Bank of Japan, Ltd.）	1.51%
	Sumitomo Life Insurance Company	1.58%	Daiwa Can Company	1.36%
	Sumitomo Realty & Development Co., Ltd.	1.45%	Chukyo TV. Broadcasting Co., Ltd.	1.21%

(2)	Outline of performance for most recent three years (units: million yen)
	The Aichi Bank, Ltd.			The Chukyo Bank, Ltd.
Fiscal year end	FY 2018	FY 2019	FY 2020	FY 2018	FY 2019	FY 2020
Gross operating profit (non-consolidated)	31,560	31,054	32,758	20,811	20,512	22,250
Net operating profit (non-consolidated)	6,410	4,994	4,645	3,465	3,103	4,504
Core net business income (non-consolidated)	6,581	6,501	9,329	3,147	3,633	4,801
Ordinary profit (consolidated)	7,086	4,138	6,043	4,221	3,489	3,632
Net profit attributable to parent company (consolidated)	4,682	2,930	4,266	3,481	2,316	2,333

Contact Information

The Aichi Bank, Ltd. General Planning Department TEL 052-262-9668

The Chukyo Bank, Ltd. General Planning and Administration Department TEL 052-249-1613

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